Filed by Envision Healthcare Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

[provided to Envision LTIP Participants on August 5, 2016]

August 5, 2016

To:  Participants of the Envision Long Term Incentive Plan

With our recent announcement of the proposed merger (the “Merger”) between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AmSurg”), you may have questions about how the Merger may impact your Envision equity awards, including the awards you received earlier this year under the Envision Long Term Incentive Plan (the “LTIP”) issued under Envision’s 2013 Omnibus Incentive Plan.  We want to take a moment to answer some of the immediate questions you may have about how the merger will or will not affect your recent LTIP equity award.

When will the Merger take place?

The Merger is subject to approval of Envision and AmSurg stockholders as well as customary closing conditions and antitrust approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.  Pending these conditions and approvals, the Merger is expected to be completed in the fourth quarter of 2016.

How will the Merger affect my LTIP awards?

Upon completion of the Merger, equity awards granted under the Envision LTIP will be automatically converted into equity awards of the combined company (“New Envision”).  However, the Merger will not constitute a Change in Control for Envision under the terms governing your LTIP award.  Because the Merger is not a Change in Control, the merger will not change the vesting schedule of your equity awards, including your recent LTIP award.

Envision Stock Options:

Upon completion of the Merger, all Envision stock options outstanding immediately prior to the completion of the Merger, whether vested or unvested, will be automatically converted into options to acquire shares of New Envision common stock.  The number of New Envision shares subject to your option award, as well as the exercise price, will be adjusted pursuant to an exchange ratio (the “Exchange Ratio”) in accordance with the terms of the Merger.  The Exchange Ratio is equal to 0.334, and will not change based on the trading price of Envision or AmSurg stock prior to completion of the Merger.

The number of New Envision shares subject to each Envision option will be equal to the product of (i) the number of Envision shares subject to the Envision stock option  prior to the Merger multiplied by (ii) the Exchange Ratio, with the resulting number rounded down to the nearest whole share.  The new exercise price will be equal to quotient of (i) the current exercise price divided by (ii) the Exchange Ratio, rounded up to the nearest whole cent.  All other terms and conditions of the award, including the applicable vesting schedule, will remain unchanged.

Please see below for an example of this conversion.  After the completion of the Merger, you will receive a notice of assumption that confirms the exact conversion of your Envision stock options.

Envision Restricted Stock Units and Performance Units:

Upon completion of the Merger, all Envision Restricted Stock Units (“RSUs”) and Performance Shares (“PSUs”) (each as defined in the 2013 Omnibus Incentive Plan) outstanding immediately prior to the completion of the Merger will be assumed by New Envision and converted into awards of RSUs or PSUs, as applicable, to be settled by New Envision shares on the regularly scheduled vesting date.

The number of New Envision shares subject to each RSU following completion of the Merger will be equal to the product of (i) the number of Envision shares subject to the RSU multiplied by (ii) the

Exchange Ratio, with the resulting number rounded down to the nearest whole share.  All other terms and conditions of the award, including the applicable vesting schedule and conditions, will remain unchanged.

The number of New Envision shares subject to each PSU following completion of the Merger will be equal to the product of (i) the number of Envision shares determined in accordance with the application of the performance criteria specified in the applicable PSU award agreement multiplied by (ii) the Exchange Ratio, with the resulting number rounded down to the nearest whole share.  All other terms and conditions of the award, including the applicable performance criteria, target amount, performance period and vesting conditions, will remain unchanged.

After the completion of the Merger, you will receive a notice of assumption that confirms the exact conversion of your Envision RSUs and/or PSUs.

Examples for Illustrative Purposes Only:

Envision LTIP Awards (Prior to the Merger)	New Envision Awards (Following the Merger)
100 Stock Options with exercise price of $21.99	100 X 0.334 = 33 options $21.99 ÷ 0.334 = exercise price of $65.84
100 RSUs	100 X 0.334 = 33 RSUs
100 PSUs	100 X 0.334 = 33 PSUs

What if I have further questions?

For questions about the information provided, please reach out to either Don King or Jonathan Dhillon.

•                  LTIP Questions — Don King or Jonathan Dhillon

•                  Updates on the Merger — www.evhc.net/merger

•                  General questions about the Merger — EnvisionQuestions@evhc.net

We are committed to communicating any updates to the above and will do so without delay.  We believe the proposed combination will enhance the combined company’s ability to attract and retain the most talented caregivers and support teams, enabling us to better serve our hospital and payor clients.  We expect the proposed combination will add scope, scale, specialization, diversification and financial strength to the combined company’s overall profile.  We believe it will also enhance the talent and resources we can dedicate to continuously improving quality of care.  Your enthusiasm and support are greatly appreciated.  Thank you.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision and AmSurg or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the

Securities Act of 1933, as amended. The proposed business combination between Envision and AmSurg will be submitted to their respective shareholders for consideration.  AmSurg will cause its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will constitute a prospectus of New Amethyst and a joint proxy statement of Envision and AmSurg.  Envision and AmSurg will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC when they become available because they will contain important information about the proposed business combination and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Envision, AmSurg and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AmSurg make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AmSurg and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Envision and AmSurg in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AmSurg is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AmSurg’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AmSurg intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AmSurg’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this transcript are made as of the date hereof, and Envision and AmSurg undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AmSurg have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AmSurg and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AmSurg’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AmSurg’s control. Refer to the section entitled “Risk Factors” in Envision’s and AmSurg’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.